

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2023

Daniel Bates
Chief Executive Officer
Clean Vision Corporation
2711 N. Sepulveda Blvd. #1051
Manhattan Beach, CA 90266

      Re: Clean Vision Corporation
         Registration Statement on Form S-1
         Filed April 3, 2023
         File No. 333-271075

Dear Daniel Bates:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Richie at 202-551-7857 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services

cc: Joseph Lucosky